UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                February 28, 2001



                     SAPIENS INTERNATIONAL CORPORATION N.V.
                   -- ---------------------------------------
                 (Translation of registrant's name into English)


                           Kaya Richard J. Beaujon z/n
                                  P. O. Box 837
                    WILLEMSTAD, CURACAO, NETHERLANDS ANTILLES
                 -- ------------------------------------------
                     (Address of principal executive office)



[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  [X]     Form 40-F  [_]


[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   [_]    No   [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82- N/A            .]
                                    ---------------

      As of February 13, 2001, Sapiens International Corporation N.V. ("Sapiens") and F.I.D. Holdings, Ltd. ("FID") have agreed to amend the terms of the Put/Call Option Agreement that they entered into in connection with FID's purchase of 600,000 shares of Sapiens' B2B subsidiary, eZone X, Inc. ("eZone"), for $15 million in April 2000. According to the terms of the Amendment, a copy of which is attached hereto as Exhibit A, FID will put approximately 173,100 of its shares of eZone to Sapiens in return for $4,500,000. In addition, if the market price of Sapiens' common shares reaches $2.00 per share, FID will have the right to put an additional 192,333 shares of its eZone stock to Sapiens in return for 1,818,882 common shares of Sapiens (or $2.75 per share of Sapiens' common shares).

     The remaining portion of FID's investment in eZone (approximately one-third or $5 million) will continue to be subject to the original terms of the Put/Call Option Agreement, pursuant to which FID will have the right, exercisable in whole or in part, to cause Sapiens during the put option exercise period (May 4, 2004 through May 3, 2005) to repurchase its remaining shares of eZone for the remaining principal amount of FID's investment plus 5% annual interest accrued thereon from May 4, 2000. Fifty-percent (50%) of the consideration will be paid in cash and 50% in common shares of Sapiens to be valued according to the average closing market price of Sapiens' common shares over the fourteen-day trading period preceding the date of issuance of the put consideration.

                                     EXHIBIT

A.   Amendment to the Put/Call Option Agreement, dated as of February 13, 2001.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          SAPIENS INTERNATIONAL CORPORATION N.V.
                                            (Registrant)


                                          By: /s/ STEVE KRONENGOLD
                                              ----------------------------------
                                                  Steve Kronengold
                                                  EXECUTIVE VICE PRESIDENT,
                                                  SECRETARY AND GENERAL COUNSEL

Date: FEBRUARY 27, 2001